02 AUG 27 AM 8:09

SEC
Reference No. 82-5173

amadeus

Madrid, 22nd of August 2002

02049469

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/27

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ____________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Relevant fact of July 5, 2002 (Acquisition of SMART AB).
- Limited review report and Consolidated Interim Financial Statements as of June 30, 2002 (IAS 34).
- Report on agreed-upon procedures with respect to reconciliation of the consolidated´shareholders equity and net income as of June 30, 2002 and 2001.
- Management discussion and analysis of financial conditions and results of operations for the quarter and six months ended 30 June 2002.
- Press release distributed to the media concerning second quarter results.

SEC
Reference No. 82-5173

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus gains full ownership of SMART AB as SAS Group sells its shareholding.

Amadeus today announced it has acquired SAS Group's 95 per cent shareholding in SMART AB ("SMART") for some EUR 109.0 million, including performance payments based on future booking levels over the next ten years. This gives Amadeus 100 per cent ownership of SMART, where previously it had a 5 per cent shareholding in the company. SMART is the Amadeus National Marketing Company (NMC) for Scandinavia, Latvia and Lithuania. This represents the fifth largest market for Amadeus worldwide.

Te acquisition s subject to regulatory approval and is expected to close by the end of August 2002.

Madrid, 5th July 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements as of June 30, 2002, prepared in accordance with International Accounting Standard 34 and Review Report of Independent Accountants

(UNAUDITED)

Plaza Pablo Ruiz Picasso, 1
Torre Picasso, plta. 38
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte & Touche

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of June 30, 2002 and the related consolidated statements of income for the six and the three month periods then ended and of cash flows and of changes in shareholders' equity for the six month period ended on the same date. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE & TOUCHE S.A.

Fco. Javier Peris Alvarez
Partner

July 24, 2002

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	June 30, 2002 (Unaudited)	December 31, 2001
Current assets		
Cash and cash equivalents	23,682	18,611
Accounts receivable, net	170,158	139,459
Accounts receivable – affiliates, net	70,238	57,039
Loans receivable and advances – affiliates	1,584	4,573
Taxes receivable	35,939	37,642
Prepayments and other current assets	82,343	42,066
Total current assets	383,944	299,390
Tangible assets		
Land and buildings	129,329	129,329
Data processing hardware and software	387,396	381,567
Other	112,325	109,645
	629,050	620,541
Less accumulated depreciation	354,082	334,154
Net tangible assets	274,968	286,387
Intangible assets		
Patents, trademarks and licenses	82,909	81,493
Software development projects	241,805	213,609
Purchased contracts	254,229	255,717
Goodwill	141,563	157,467
Other	14,438	14,429
	734,944	722,715
Less accumulated amortization	328,992	299,458
Net intangible assets	405,952	423,257
Deferred income taxes	176,493	183,221
Loans receivable - affiliates	18,233	13,015
Investments in associates	135,471	148,081
Other long-term investments, net	31,126	38,592
Total other non-current assets	361,323	382,909
Total non-current assets	1,042,243	1,092,553
Total assets	1,426,187	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2002 (Unaudited)	December 31, 2001
Current liabilities		
Accounts payable, net	189,508	191,447
Accounts payable – affiliates, net	36,401	31,933
Dividends payable	36,943	-
Debt payable within one year	172,294	220,723
Current obligations under finance leases	8,509	10,019
Income taxes payable	38,567	6,474
Other current liabilities	57,842	68,263
Total current liabilities	540,064	528,859
Long-term liabilities		
Long-term debt	2,802	36,906
Obligations under finance leases	112,968	116,310
Deferred income taxes payable	88,223	74,155
Other long-term liabilities	92,139	43,877
Total long-term liabilities	296,132	271,248
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	358,224	419,357
Treasury shares and other similar equity instruments	(114,229)	(51,592)
Retained earnings	333,159	196,685
Cumulative translation adjustments	(15,061)	(512)
Total shareholders' equity	589,991	591,836
Total liabilities and shareholders' equity	1,426,187	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	474,554	469,247	955,599	951,485
Cost of sales	369,505	358,670	742,099	723,829
Gross profit	105,049	110,577	213,500	227,656
Selling, general and administrative expenses	20,222	24,998	34,658	48,024
Operating income	84,827	85,579	178,842	179,632
Other income (expense)				
Interest expense, net (Note 6)	(3,926)	(6,473)	(8,487)	(13,445)
Exchange gains (losses)	(1,389)	(582)	(18)	(86)
Other income (expense), net	5,291	8,404	15,306	8,846
Income before income taxes	84,803	86,928	185,643	174,947
Income taxes	32,632	31,970	71,455	62,909
Income after taxes	52,171	54,958	114,188	112,038
Equity in income (losses) from associates	(7,114)	(8,435)	(12,476)	(11,551)
Net income	45,057	46,523	101,712	100,487

Basic earnings per Class "A" share, in EURs (Note 7)	0.08	0.08	0.18	0.17
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.08	0.08	0.17	0.17
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the six month period ended June 30,	
	2002	2001
	(Unaudited)	
Cash flows from operating activities		
Operating income	178,842	179,632
Adjustments for:		
Depreciation and amortization	83,620	73,726
Operating income before changes in working capital:	262,462	253,358
Accounts receivable	(42,582)	(68,811)
Taxes receivable	(4,911)	(5,274)
Other current assets	(8,974)	(10,414)
Accounts payable	3,761	12,413
Other current liabilities	(10,257)	23,651
Other long-term liabilities	10,472	8,941
Cash provided from operating activities	209,971	213,864
Taxes paid	(25,552)	(29,101)
Net cash provided from operating activities	184,419	184,763
Cash flows from investing activities		
Additions to tangible assets	(33,898)	(41,439)
Additions to intangible assets	(48,126)	(67,593)
Investment in subsidiaries and associates	(2,372)	(14,309)
Interest received	1,945	1,310
Sundry investments and deposits	(1,803)	(9,042)
Acquisition of treasury shares	(6,512)	-
Disposal of treasury shares	740	74
Loans to third parties	(486)	-
Loans to affiliates	(2,053)	(7,822)
Cash proceeds collected/(paid) - derivative agreements	2,766	(9,810)
Disposal of sundry investments	645	2,848
Dividends received	4,260	1,967
Proceeds obtained from disposal of fixed assets	2,782	523
Net cash used in investing activities	(82,112)	(143,293)
Cash flows from financing activities		
Proceeds from borrowings	51,244	84,980
Repayments of borrowings	(132,702)	(79,282)
Interest paid	(8,970)	(14,842)
Dividends paid	-	(52,177)
Payments of finance lease liabilities	(5,667)	(6,962)
Net cash used in financing activities	(96,095)	(68,283)
Effect of exchange rate changes on cash and cash equivalents	(1,141)	(428)
Net increase / (decrease) in cash and cash equivalents	5,071	(27,241)
Cash and cash equivalents at beginning of period	18,611	38,921
Cash and cash equivalents at end of period	23,682	11,680

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments, net	-	-	-	8,647	(9,755)	(1,108)
Other gains (losses)	-	-	-	-	12,920	12,920
Gains (losses) not recognized in the statement of income	-	-	-	8,647	3,165	11,812
(Acquisitions) / disposals of treasury shares	-	627	627	(627)	-	627
Net income for the period	-	-	-	100,487	-	100,487
Balance as of June 30, 2001 (Unaudited)	33,437	435,738	(35,098)	151,821	3,515	589,413

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	419,357	(51,592)	196,685	(512)	591,836
Accounting for financial instruments, net	-	1,504	-	10,125	9,340	20,969
Other gains (losses)	-	-	-	-	(23,889)	(23,889)
Gains (losses) not recognized in the statement of income	-	1,504	-	10,125	(14,549)	(2,920)
(Acquisitions) / disposals of treasury shares, net	-	(5,651)	(5,651)	5,651	-	(5,651)
Equity swap transactions	-	(56,986)	(56,986)	56,986	-	(56,986)
Dividends	-	-	-	(38,000)	-	(38,000)
Net income for the period	-	-	-	101,712	-	101,712
Balance as of June 30, 2002 (Unaudited)	27,898	358,224	(114,229)	333,159	(15,061)	589,991

See the acompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

1. Organization

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. Basis of presentation

a) General information

The accompanying June 30, 2002 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2001.

The interim consolidated financial statements do not include all of the information and footnotes required by IAS for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Spanish GAAP financial statements

In December 1997, within the context of the Group's reorganization, Amadeus Data Processing GmbH (a Group subsidiary) acquired Amadeus Data Processing GmbH and Co. KG ("Amadeus Operations KG" – a German partnership), formerly owned by the shareholders of Amadeus Global Travel Distribution, S.A. At the same time, Amadeus Operations KG was dissolved and its assets and liabilities were transferred to Amadeus Data Processing GmbH.

In compliance with legal regulatory requirements, the Company's management also prepares as of June 30, 2002 selected consolidated financial information under Spanish GAAP. Under IAS the Company accounted for the transaction mentioned above in a manner similar to a uniting of interests. Under Spanish GAAP, the Company accounted for this transaction by the purchase method, which differs significantly from the method applied under IAS. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. Primarily as a consequence of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS as of June 30, 2002 by approximately EURs 197.8 million. This difference results primarily from the excess of the purchase price over the net book value of Amadeus Operations KG and after deducting the net effect of tax credits derived from the acquisition.

3. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based on the home country of the airline:

	For the six month period ended June 30,	
	2002	2001
Europe	588,971	583,226
United States	113,161	136,700
Rest of the world	253,467	231,559
Total revenue	955,599	951,485

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of June 30, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	240,383	24,559	10,026	-	274,968
Intangible assets, net	70,903	156,053	14,031	164,965	405,952
Investments in associates	102,272	15,057	18,142	-	135,471
Total	413,558	195,669	42,199	164,965	816,391

The split of assets as of December 31, 2001 was the following:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	240,634	33,000	12,753	-	286,387
Intangible assets, net	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	-	148,081
Total	423,653	232,393	51,791	149,888	857,725

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment geographically global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

4. Taxation

The reconciliation between the statutory tax rate in Spain and the effective tax rate applicable to the Group is as follows:

	Six months ended June 30,	
	2002	2001
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.6	1.0
Permanent differences	3.0	(1.4)
Other	(0.1)	1.6
Effective tax rate	38.5	36.2

The effective tax rate has been calculated considering the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements.

5. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables – affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on airline shareholders. Total revenues earned by the Group from affiliates for the six-month periods ended June 30, 2002 and 2001, were KEURs 270,293 and 277,250, respectively.

b) Loans receivable and advances – affiliates

Total interest earned by the Group from affiliates on loans receivable and advances was KEURs 553 and 329 for the six-month periods ended June 30, 2002 and 2001, respectively. Interest rates for these loans denominated in United States Dollars (USD) and EURs ranged from 3.35% to 6.75% for the six month-period ended June 30, 2002. For the six-month period ended June 30, 2001 the interest rates were between 5.50% to 9%.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

c) Accounts payable – affiliates

The payables arise primarily from distribution fees due for bookings made through associates and airline shareholders. Total operating expenses incurred by the Group with its affiliates were KEURs 173,668 and 193,131 for the six-month periods ended June 30, 2002 and 2001, respectively.

6. Additional information

a) The Group's personnel expense and number of employees were as follows:

	For the six month period ended June 30,	
	2002	2001
Gross personnel costs	156,547	145,893
Less amount capitalized	16,442	17,545
Net charge to income	140,105	128,348
Average number of employees	3,958	3,678

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the six month period ending June 30, 2002 and 2001 were of KEURs 33,112 and KEURs 44,566, respectively.

b) The Group's net interest expense was as follows:

	For the six month period ended June 30,	
	2002	2001
Interest expense	10,707	14,755
Less interest income	2,220	1,310
Net interest expense	8,487	13,445

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

c) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 32,153 and 24,584 for the six-month periods ended June 30, 2002 and 2001, respectively.

d) Stock Incentive Plans

Total expense recognized relating to stock grants and employee stock purchase plans, including social costs, for the six-month periods ending June 30, 2002 and 2001 was of KEURs 1,186 and 1,135 KEURs, respectively. During the six-month period ended June 30, 2002 the Group delivered 20,925 and 128,797 shares to participants in the stock grant and option plans, respectively. As of June 30, 2002 the number of shares required in order to meet the obligations under these plans was of 511,191 and 5,839,054 for the stock grant and option plans, respectively.

e) Warrants

In conjunction with certain commercial agreements, the Group has issued warrants to acquire Amadeus Class "A" shares. Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealized gains or losses recorded in the statement of income. Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.

As a result of the removal of the cash settlement option on 2,950,000 warrants of Amadeus Class "A" shares on June 5, 2002, these warrants were re-denominated as equity instruments. Due to this re-denomination, 1,504 KEURs were credited to equity under the "Additional paid-in capital" caption with a corresponding reduction in the Other long-term liability caption. This amount relates to the fair value of the warrants as of the date of the removal of the cash settlement option and no subsequent re-measurement to market value is performed. No other aspects of these warrants have been modified.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

As a result of the removal of the cash settlement option mentioned above, the warrants issued by the Group relating to its Class "A" shares can be summarised as follows:

	Number of warrants as of	
Cash settlement option	June 30, 2002	December 31, 2001
Yes	5,900,000	8,850,000
No	4,768,000	1,818,000
	10,668,000	10,668,000

f) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of June 30, 2002	As of December 31, 2001	As of June 30, 2002	As of December 31, 2001
Treasury shares	38,463	32,812	6,356,393	5,697,313
Equity swaps	75,766	18,780	10,300,000	3,000,000
	114,229	51,592	16,656,393	8,697,313

Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exits, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

As of April 4, 2002 and as of June 24, 2002, the periodical interim cash settlement features relating to certain equity swaps were removed corresponding to 5,800,000 and 1,500,000 of Class "A" shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of Class "A" shares in the forth quarter 2001. As a result, these equity swaps have been treated as equity instruments and are recorded at the fair value of the related Class "A" shares as of the date of the removal of such features, under the Treasury shares and other similar equity instruments caption. A corresponding increase in the Other long-term liabilities caption has also been recorded. For the swaps treated as equity instruments, no subsequent re-measurement to fair value is performed. The interest expense accrued on all equity swaps continues to be recorded as interest expense in the statement of income. Upon acquisition of Treasury shares and other similar equity instruments, a restricted reserve is created in Retained earnings for the amount of the purchase price or fair value (as applicable) with a corresponding reduction in the Additional paid-in capital caption. No other aspects of these swaps have been modified.

As a result of the removal of the cash settlement option mentioned above, the equity swaps entered into by the Group relating to its Class "A" shares can be summarised as follows:

	Number of equity swaps as of	
Cash settlement option	June 30, 2002	December 31, 2001
Yes	2,512,858	9,812,858
No	10,300,000	3,000,000
	12,812,858	12,812,858

g) Other income

A pre-tax year-to-date gain of KEURs 12,190 and KEURs 9,205 is included in other income as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contains cash settlement options as of June 30, 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

7. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of June 30, 2002 and June 30, 2001 is as follows:

	Class "A" shares as of		Weighted average number of Class "A" shares as of	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6f)	(16,656,393)	(6,104,024)	(11,591,114)	(6,161,323)
Total shares outstanding	573,343,607	583,895,976	578,408,886	583,838,677
Dilutive effect of warrants, stock options and stock grants	1,680,773	1,437,892	1,717,473	1,476,705
Total number of diluted shares	575,024,380	585,333,868	580,126,359	585,315,382

	Class "B" shares as of		Weighted average number of Class "B" shares as of	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Total shares issued	219,983,100	275,367,810	219,983,100	275,367,810
Partial retirement of Class "B" shares relating to Secondary Offering and Private placement	-	(55,384,710)	-	(55,384,710)
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended June 30, is as follows:

	2002	2001
Net income, in KEURs	101,712	100,487
Weighted average number of Class "A" shares outstanding	578,408,886	583,838,677
Weighted average number of Class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per Class "A" share, in EURs	0.18	0.17
Basic earnings per Class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two digits) for the periods ended June 30, is as follows:

	2002	2001
Net income, in KEURs	101,712	100,487
Weighted average number of diluted Class "A" shares outstanding	580,126,359	585,315,382
Weighted average number of diluted Class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per Class "A" share, in EURs	0.17	0.17
Diluted earnings per Class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

8. Additional statement of cash flows related disclosure

The components of cash and cash equivalents were as follows:

	June 30,	
	2002	2001
Cash on hand and balances with banks	17,113	10,509
Short-term investments	6,569	1,171
	23,682	11,680

9. Investments in subsidiaries and associates

a) During the six-month period ended June 30, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)

ii) Newly created companies:

- 100% interest in Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in Amadeus Argelia S.A.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	2,372
Capitalization of debt	7,759
Equity in net assets acquired	(7,268)
Excess purchase price	2,863

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) During the six month period ended June 30, 2001, the Group made the following investments in subsidiaries and associates:

iii) Acquisitions:

- 25% interest in Travellink, AB

iv) Newly created companies:

- 100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia).
- 40% interest in the creation of Amadeus Qatar W.L.L.

v) Capital increases in the associates

- "Red Universal de Marketing y Booking On Line, S.A." (RUMBO)
- Internet Travel Agent, Inc.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	11,628
Equity in net assets acquired	(5,931)
Excess purchase price	5,697

10. Subsequent events

Amadeus has signed on June 30, 2002, a contract for the acquisition of the remaining 95% of SMART AB, its National Marketing Company in the Scandinavian region. This transaction is subject to the approval of the Swedish regulatory authorities and the transaction is expected to close during the third quarter of this year.

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of June 30, 2002 and 2001 as included in the consolidated financial statements prepared under International Accounting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepares consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the six-month periods ended 30 June 2002 and 2001 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the six month period ended June, 30 2002	2001
		(Unaudited)	
Net Income-Spanish GAAP		**78,652**	**78,757**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	11,914	11,914
Treasury shares and other similar equity instruments	2	7,321	-
Public Offering expenses	3	1,583	2,436
Unrealised exchange gains	4	(157)	(242)
Accounting for financial instruments	5	(58)	(5,050)
Equity related instruments	6	2,457	12,672
Net Income-IAS		**101,712**	**100,487**

Reconciliation of Shareholders' Equity

	Note	For the six month period ended June, 30 2002	2001
		(Unaudited)	
Shareholders' equity Spanish GAAP		**787,830**	**752,756**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(130,543)	(154,372)
Treasury shares and other similar equity instruments	2	(106,400)	(35,098)
Public Offering expenses	3	(7,317)	(10,509)
Unrealised exchange gains	4	5,318	10,081
Accounting for financial instruments	5	6,285	(15,957)
Equity related instruments	6	34,818	42,512
Shareholders' equity-IAS		**589,991**	**589,413**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of treasury shares and other similar equity instruments

   In accordance with IAS, treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares and other similar equity instruments (see note 6e)), which are primarily designated to cover specific commitments, are presented as assets at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, all these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.

d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exits, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and therefore all warrants issued are stated at market value as indicated above; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - see section 2 of this document for differences in accounting for treasury shares and other similar equity instruments.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and six months ended 30 June 2002.

1. Summary

Revenues for the quarter ended 30 June 2002 were EUR 474.6m, ahead of expectations, with operating income and net earnings amounting to EUR 84.8m and EUR 45.1m, respectively. Net income excluding special items has grown 9.2% to EUR 45.7m compared to the same quarter in 2001. For the six months ending 30 June 2002, revenues were EUR 955.6m and operating income and net earnings amounted to EUR 178.8m and EUR 101.7m, respectively.

2. Second quarter highlights (for the three months ending 30 June 2002)

Total revenue for the quarter ended 30 June 2002, was EUR 474.6m, representing an increase of 1.1 per cent or EUR 5.3m compared to the same period in 2001.

Total bookings for the quarter ended 30 June 2002 were 103.3m, representing an increase of 0.5 per cent compared to the same period in 2001.

Compared to the second quarter last year, bookings in Europe rose by 1.1 per cent or 0.7m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 10.4 per cent or 2.5m bookings. In the North American market, bookings decreased by 21.2 per cent or 2.7m bookings.

Total air bookings increased by 0.8 per cent or 0.7m bookings to 95.1m bookings, and non-air bookings fell by 3.3 per cent to 8.2m bookings.

Booking revenue increased by 0.1 per cent or EUR 0.3m over the same period last year. Price and volume increases have been partly offset by lower US Dollar revenues caused by the strengthening of the Euro against the US Dollar during the quarter.

Other revenue increased by 5.2 per cent or EUR 5.0m to EUR 102.5m. Contributing to this increase was EUR 7.3m additional revenue from our traditional line of business as well as EUR 3.6m from our e-commerce products. However, these increases have been partially offset by expected reductions in miscellaneous IT revenues, such as Fare Quote.

Operating expenses for the quarter ended 30 June 2002 were EUR 389.7m, representing an increase of 1.6 per cent over the same period in 2001.

Cost of sales increased by 3.0 per cent or EUR 10.8m to EUR 369.5m. This increase is partly driven by new business costs for e-Travel and eviaggi.com amounting to EUR 8.4m. Also contributing to the increase are higher distribution costs, mainly due to ongoing incentive programs as well as the incremental booking volume over the same period in the prior year. On the other hand, other central costs have decreased by EUR 5.5m.

Selling, general and administrative expenses represented 4.3 per cent of total revenue or EUR 20.2m. Excluding the provision for doubtful debts from travel providers which amounted to EUR 5.2m in the quarter, selling general & administration expenses decreased against the same period of last year by EUR 5.7m.

Operating income for the quarter ended 30 June 2002 was EUR 84.8m compared with EUR 85.6m for the same period in 2001. The operating margin for the quarter was 17.9 per cent, being 0.3 percentage points below that of the same period of last year.

EBITDA for the quarter ended 30 June 2002 was EUR 126.9m, up 2.6 per cent, compared with EUR 123.7m for the same period in 2001. EBITDA margin increased by 0.3 percentage points to 26.7 per cent in the quarter.

Net earnings excluding special items for the quarter ended 30 June 2002 amounted to EUR 45.7m, up 9.2 per cent compared to EUR 41.8m for the same period in 2001.

Special items for the quarter ended 30 June 2002 amounting to EUR 0.6m primarily relate to the net impact of unrealised after-tax losses from the mark-to-market of equity swap agreements and issue of warrants, compared to net gains of EUR 4.7m for the same items in the second quarter 2001.

Net earnings for the quarter ended 30 June 2002 were EUR 45.1m, a decrease of 3.2 per cent compared with EUR 46.5m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 4.6m, for the second quarter ended 2002 amounted to EUR 7.1m compared to losses of EUR 8.4m for the second quarter ended 2001. However, net results excluding goodwill amounted to losses of EUR 2.5m, an improvement of EUR 1.6m over the same period in 2001.

3. Provision for taxes

The effective tax rate for the quarter ended 30 June 2002 was 38.5%, which is in line with expectations.

4. **First half highlights (for the six months ending 30 June 2002)**

Total revenue for the six months ended 30 June 2002, was EUR 955.6m, representing an increase of 0.4 per cent or EUR 4.1m compared to the same period in 2001.

Total bookings for the six months ended 30 June 2002 were 208.7m, representing a decrease of 2.3 per cent compared to the same period in 2001.

Compared to the first six months of last year, bookings in Europe decreased by 1.9 per cent or 2.7m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 6.8 per cent or 3.2m bookings. In the North American market, bookings decreased by 20.8 per cent or 5.5m bookings.

Total air bookings decreased by 2.4 per cent or 4.8m bookings, and non-air bookings fell by 1.3 per cent or 0.2m bookings.

Booking revenue declined by 0.8 per cent or EUR 6.1m over the same period of last year mainly driven by the 2.3 per cent reduction in booking volume which has been partly offset by price increases over last year.

Other revenue increased by 5.7 per cent or EUR 10.2m to EUR 188.2m. Contributing to this increase was EUR 9.3m additional revenue from our traditional line of business as well as EUR 3.5m from our e-commerce products. However, these increases have been partially offset by expected reductions in miscellaneous IT revenues, such as Fare Quote.

Operating expenses for the six months ended 30 June 2002 were EUR 776.8m, representing an increase of 0.6 per cent over the same period in 2001.

Cost of sales increased by 2.5 per cent or EUR 18.3m to EUR 742.1m. This increase is mainly driven by new business costs for e-Travel and eviaggi.com amounting to EUR 16.8m.

Selling, general and administrative expenses represented 3.6 per cent of total revenue or EUR 34.7m. The provision for doubtful debts from travel providers amounted to EUR 3.0m for the six months ended 30 June 2002, compared to EUR 8.8m in the same period of last year. Excluding the provision for doubtful debts, selling general & administration expenses decreased against the same period of last year by EUR 7.5m mainly due to savings in areas such as advertising & promotion and external services.

Operating income for the six months ended 30 June 2002 was EUR 178.8m compared with EUR 179.6m for the same period in 2001. The operating margin was 18.7 per cent, being 0.2 percentage points below that of the same period of last year.

EBITDA for the six months ended 30 June 2002 was EUR 262.5m up 3.6 per cent, compared with EUR 253.4m for the same period in 2001. EBITDA margin increased by 0.9 percentage points to 27.5 per cent for the six months ended 30 June 2002.

Net earnings excluding special items for the six months ended 30 June 2002 amounted to EUR 94.3m, down 2.2 per cent compared to EUR 96.3m for the same period in 2001.

Special items for the six months ended 30 June 2002 amounting to EUR 7.4m primarily relate to the net impact of unrealised after-tax gains from the mark-to-market of equity swap agreements and issue of warrants, compared to net gains of EUR 4.2m for the same items in the first six months of 2001.

Net earnings for the six months ended 30 June 2002 were EUR 101.7m, an increase of 1.2 per cent compared with EUR 100.5m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 9.0m, for the six months ended June 30 2002 amounted to EUR 12.5m compared to losses of EUR 11.6m for the six months ended 2001.

5. Provision for taxes

The effective tax rate for the six months ended 30 June 2002 was 38.5%, which is in line with expectations for the period and the full year.

6. Business review

Operating highlights for the second quarter ended 30 June 2002 include:

Reaching a break-though agreement with **TravelSky Technology Ltd.**, China's only computer reservation system, whereby Amadeus becomes the first GDS to enable 7,000 Chinese travel agencies to book hotels, car rental and other related products worldwide.

The introduction of **Dynamic Access**, with launch partner **Marriott International**, to transform hotel distribution by offering travel agents direct access to the reservation systems of participating hotels, at all stages of the booking process. Amongst other benefits, Dynamic Access ensures travel agents have the most accurate and reliable data regarding hotel rates and availability.

In June, with global launch partner **Avis**, Amadeus announced its enhanced **Complete Access Plus** solution which allows travel agents to search for and fully price cars from the car rental company's own database. Apart from enhanced data accuracy, the launch brings greater pricing transparency for both agents and travellers. Now, for the first time, an estimated total rate is shown throughout the search and booking process, which includes all applicable taxes and mandatory surcharges. This simplifies price comparison between competing offers and accelerates the car booking process, which is particularly helpful for leisure agents.

The industry leading **Amadeus Cruise**, which provides travel agents with "point and click" technology to serve their cruise customers quickly and efficiently, was further enhanced when **Norwegian Cruise Line** and **Orient Lines** began distribution through it. This brought to seven the number of cruise lines available for booking in Amadeus Cruise.

LanChile highlighted the progress it has made in electronic ticketing thanks to Amadeus. In general, airlines can save a minimum of 80 per cent on their electronic ticketing maintenance costs with Amadeus. Following implementation of the **Amadeus Electronic Ticketing Server** in 2001, LanChile now issues almost 40 per cent of its tickets in electronic form.

In June, **Thai Airways International (Thai)** renewed its partnership agreement with the company, that includes using Amadeus as its internal reservation system. This followed

a thorough evaluation by Thai that led its President to remark "at every level of the decision-making process, we came to the same conclusion – Amadeus is an outstanding choice for partnership with Thai."

JAT Yugoslav Airlines joined a community of over 110 airlines that use the Amadeus sales system to make reservations and issue tickets in all its offices worldwide. This followed the successful migration of its sales and reservation system to Amadeus in April. In the same month French carrier **Air Littoral** migrated to the Amadeus sales system, to be followed in June by the Cuban airline **Cubana de Aviación**.

In a move that further extends the company's global reach, **Amadeus Gulf** was inaugurated as a new National Marketing Company to serve the United Arab Emirates. This adds to the company's existing regional presence in Egypt, Qatar and Saudi Arabia.

In May, Amadeus announced it had teamed with **Groupe Galeries Lafayette** to launch a new online travel portal in France later this year. This portal will enable French customers to purchase a wide variety of international and domestic travel products, in addition to offering related travel services such as news, reports and destination information.

During the quarter **e-Travel**, the online travel solutions unit of Amadeus strengthened its offering with the debut of **Planitgo Version 7**. With improved functionality and technical specifications over its predecessor version, Planitgo V7 is the most flexible Internet booking solution for travel suppliers and agencies looking to transact business successfully online.

Outlook

Although Amadeus has performed better than expected in the second quarter, the recovery in air travel remains sluggish, suggesting that a return to normalised booking levels may occur later than previously expected. Therefore, Amadeus maintains its previous bookings target for the full year 2002.

If the current weakness of the US Dollar to the Euro continues for the remainder of the year, the previous revenue estimate would require a slight reduction as noted below. However, no adverse effect from such depreciation of the US Dollar is expected to affect the EBITDA target due to hedging programs currently in place.

Based on the above, Amadeus now has the following targets for the full year 2002:

Full year bookings	391 million
Full year revenue	EUR 1,822 million
Full year EBITDA	EUR 458 million

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the quarter ended 30 June, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 June, 2002 **Excluding Special Items**			For the quarter ended 30 June, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	474,554	469,247	1.1%	474,554	469,247	1.1%
Cost of sales	369,505	358,670	3.0%	369,505	358,670	3.0%
Selling, general and admin. expenses	20,222	24,998	(19.1%)	20,222	24,998	(19.1%)
Total operating expenses	389,727	383,668	1.6%	389,727	383,668	1.6%
Operating income	**84,827**	**85,579**	**(0.9%)**	**84,827**	**85,579**	**(0.9%)**
Other income (expense)						
Interest expense, net (4)	(2,837)	(5,155)	(45.0%)	(3,926)	(6,473)	(39.3%)
Exchange gains (losses) (4)	(1,389)	(582)	138.7%	(1,389)	(582)	138.7%
Other	5,121	(194)	(2739.7%)	5,291	8,404	(37.0%)
Income before income taxes	**85,722**	**79,648**	**7.6%**	**84,803**	**86,928**	**(2.4%)**
Income taxes	32,953	29,422	12.0%	32,632	31,970	2.1%
Income after taxes	**52,769**	**50,226**	**5.1%**	**52,171**	**54,958**	**(5.1%)**
Equity in income (losses) from associates	(7,114)	(8,435)	(15.7%)	(7,114)	(8,435)	(15.7%)
Net income	**45,655**	**41,791**	**9.2%**	**45,057**	**46,523**	**(3.2%)**
Other information						
Operating margin	17.9%	18.2%	(0.3 pp)	17.9%	18.2%	(0.3 pp)
EBITDA (1)	126,940	123,691	**2.6%**	126,940	123,691	**2.6%**
EBITDA margin	**26.7%**	**26.4%**	**0.3 pp**	**26.7%**	**26.4%**	**0.3 pp**
Goodwill amortization in Operating Expenses	3,165	3,262	(3.0%)	3,165	3,262	(3.0%)
Goodwill amortization in Associates (5)	4,591	4,260	7.8%	4,591	4,260	7.8%
Total Goodwill Amortization	**7,756**	**7,522**	**3.1%**	**7,756**	**7,522**	**3.1%**
Booking information by Category (2)						
Air bookings	95,113	94,367	0.8%	95,113	94,367	0.8%
Non air bookings	8,220	8,497	(3.3%)	8,220	8,497	(3.3%)
	103,333	**102,864**	**0.5%**	**103,333**	**102,864**	**0.5%**
Booking information by Region (2)						
North America (3)	10,197	12,933	(21.2%)	10,197	12,933	(21.2%)
Europe	66,815	66,085	1.1%	66,815	66,085	1.1%
Rest of the world (ROW)	26,321	23,846	10.4%	26,321	23,846	10.4%
	103,333	**102,864**	**0.5%**	**103,333**	**102,864**	**0.5%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

Selected financial information and operating statistics
For the six months period ended 30 June, 2002
(Expressed in thousands of EUROs unless indicated)

	For the six month period ended 30 June, 2002 **Excluding Special Items**			For the six month period ended 30 June, 2002 **Including Special Items**		
	2002	2001	% change	2002	2001	% change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	
Revenue	955,599	951,485	0.4%	955,599	951,485	0.4%
Cost of sales	742,099	723,829	2.5%	742,099	723,829	2.5%
Selling, general and admin. expenses	34,658	48,024	(27.8%)	34,658	48,024	(27.8%)
Total operating expenses	776,757	771,853	0.6%	776,757	771,853	0.6%
Operating income	**178,842**	**179,632**	**(0.4%)**	**178,842**	**179,632**	**(0.4%)**
Other income (expense)						
Interest expense, net (4)	(6,517)	(10,627)	(38.7%)	(8,487)	(13,445)	(36.9%)
Exchange gains (losses) (4)	(18)	(86)	(79.1%)	(18)	(86)	(79.1%)
Other	1,865	(359)	(619.5%)	15,306	8,846	73.0%
Income before income taxes	**174,172**	**168,560**	**3.3%**	**185,643**	**174,947**	**6.1%**
Income taxes	67,432	60,673	11.1%	71,455	62,909	13.6%
Income after taxes	**106,740**	**107,887**	**(1.1%)**	**114,188**	**112,038**	**1.9%**
Equity in income (losses) from associates	(12,476)	(11,551)	8.0%	(12,476)	(11,551)	8.0%
Net income	**94,264**	**96,336**	**(2.2%)**	**101,712**	**100,487**	**1.2%**
Other information						
Operating margin	18.7%	18.9%	(0.2 pp)	18.7%	18.9%	(0.2 pp)
EBITDA (1)	**262,462**	**253,358**	**3.6%**	**262,462**	**253,358**	**3.6%**
EBITDA margin	**27.5%**	**26.6%**	**0.9 pp**	**27.5%**	**26.6%**	**0.9 pp**
Goodwill amortization in Operating Expenses	6,493	6,427	1.0%	6,493	6,427	1.0%
Goodwill amortization in Associates (5)	9,011	8,257	9.1%	9,011	8,257	9.1%
Total Goodwill Amortization	**15,504**	**14,684**	**5.6%**	**15,504**	**14,684**	**5.6%**
Booking information by Category (2)						
Air bookings	192,401	197,182	(2.4%)	192,401	197,182	(2.4%)
Non air bookings	16,331	16,538	(1.3%)	16,331	16,538	(1.3%)
	208,732	**213,720**	**(2.3%)**	**208,732**	**213,720**	**(2.3%)**
Booking information by Region (2)						
North America (3)	21,052	26,588	(20.8%)	21,052	26,588	(20.8%)
Europe	137,035	139,713	(1.9%)	137,035	139,713	(1.9%)
Rest of the world (ROW)	50,645	47,419	6.8%	50,645	47,419	6.8%
	208,732	**213,720**	**(2.3%)**	**208,732**	**213,720**	**(2.3%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

aMaDEUS

Press Release

Amadeus second quarter results beat expectations; global market share continues to grow

Commenting on the results* **José Antonio Tazón**, President and CEO of Amadeus, said:

"Against a challenging industry background, Amadeus has been able to increase net income, excluding special items, by 9.2 per cent in the second quarter through bookings growth, careful cost control and continued diversification of revenue.

"Amadeus travel bookings for the quarter grew by 0.5 per cent, compared to the same period last year, against an estimated GDS sector decline of 6.1** per cent. Amadeus reservations in Asia Pacific and Eastern Europe grew by 19.7 per cent and 9.5 per cent respectively.

"In corporate and online travel (e-Commerce), our second quarter revenues increased by 127.1 per cent to EUR 21.8 million, with online bookings for the quarter up 137.5 per cent on the same period in 2001.

"Amadeus is maintaining its target of 1.2 per cent bookings growth for 2002. Target EBITDA for the year is unchanged at EUR 458m. We remain confident of continuing to outperform the industry in bookings growth for the full year."

** Based on International Accounting Standards (IAS); 2002 figures un-audited*
***Air bookings*

Madrid: Thursday 1 August, 2002

For further information please contact:

Amadeus Global Travel Distribution, S.A.
Miguel Vermehren
Director of Corporate and Marketing Communication
Tel: +34 91 582 01 60
Mobile: +34 609 00 41 66
Fax: +34 91 582 0188
E-mail: **info@amadeus.net**
Web site: **www.amadeus.com**

2nd Quarter 2002 Results*

(For the three months ended 30 June 2002)

* Based on International Accounting Standards (IAS); 2002 figures un-audited

Madrid, 1 August 2002: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, today reported its second quarter 2002 results for the period ended 30 June 2002.

2nd Quarter 2002 Financial Highlights (to 30 June 2002)

(in million EUR)	Q2 2002	Q2 2001	Growth %
Revenues	474.6	469.2	+1.1
EBITDA (1)	126.9	123.7	+2.6
Net income (excluding special items)	45.7	41.8	+9.2
Net income (including special items)	45.1	46.5	-3.2
Bookings (millions)	103.3	102.9	+0.5

(1) EBITDA = operating income + operating depreciation and amortisation.

Total **revenue** for the second quarter ended 30 June 2002 was EUR 474.6m, an increase of 1.1 per cent on the same period in 2001.

Overall **bookings** for the second quarter were 103.3 million, an increase of 0.5 per cent on the same period in 2001. Outside Europe and North America, which have been most impacted by the slowdown in travel which began last year, Amadeus increased bookings by 10.4 per cent.

Operating expenses for the second quarter 2002 were EUR 389.7m, 1.6 per cent higher than the same period in 2001.

Operating income for the second quarter was EUR 84.8m, 0.9 per cent down on the quarter ended 30 June 2001. **EBITDA** for the second quarter 2002 was EUR 126.9m, 2.6 per cent ahead of the equivalent period in 2001.

Net income for the second quarter ended 30 June 2002, excluding special items, was EUR 45.7m, an increase of 9.2 per cent on the same period in 2001.

2nd Quarter 2002 - Operating Highlights

Operating highlights for the second quarter ended 30 June 2002 include:

- Reaching a break-through agreement with **TravelSky Technology Ltd.**, China's only computer reservation system, whereby Amadeus becomes the first GDS to enable 7,000 Chinese travel agencies to book hotels, car rental and other related products worldwide.
- The introduction of **Dynamic Access**, with launch partner **Marriott International**, to transform hotel distribution by offering travel agents direct access to the reservation systems of participating hotels, at all stages of the booking process. Amongst other benefits, Dynamic Access ensures travel agents have the most accurate and reliable data regarding hotel rates and availability.
- In June, with global launch partner **Avis**, Amadeus announced its enhanced **Complete Access Plus** solution which allows travel agents to search for and fully price cars from the car rental company's own database. Apart from enhanced data accuracy, the launch brings greater pricing transparency for both agents and travellers. Now, for the first time, an estimated total rate is shown throughout the search and booking process, which includes all applicable taxes and mandatory surcharges. This simplifies price comparison between competing offers and accelerates the car booking process, which is particularly helpful for leisure agents.

- The industry leading **Amadeus Cruise**, which provides travel agents with "point and click" technology to serve their cruise customers quickly and efficiently, was further enhanced when **Norwegian Cruise Line** and **Orient Lines** began distribution through it. This brought to seven the number of cruise lines available for booking in Amadeus Cruise.
- **LanChile** highlighted the progress it has made in electronic ticketing thanks to Amadeus. In general, airlines can save a minimum of 80 per cent on their electronic ticketing maintenance costs with Amadeus. Following implementation of the **Amadeus Electronic Ticketing Server** in 2001, LanChile now issues almost 40 per cent of its tickets in electronic form.
- In June, **Thai Airways International (Thai)** renewed its partnership agreement with the company, that includes using Amadeus as its internal reservation system. This followed a thorough evaluation by Thai that led its President to remark "at every level of the decision-making process, we came to the same conclusion – Amadeus is an outstanding choice for partnership with Thai."
- **JAT Yugoslav Airlines** joined a community of over 110 airlines that use the Amadeus sales system to make reservations and issue tickets in all its offices worldwide. This followed the successful migration of its sales and reservation system to Amadeus in April. In the same month French carrier **Air Littoral** migrated to the Amadeus sales system, and was followed in June by the Cuban airline **Cubana de Aviación**.
- In a move that further extends the company's global reach, **Amadeus Gulf** was inaugurated as a new National Marketing Company to serve the United Arab Emirates. This adds to the company's existing regional presence in Egypt, Qatar and Saudi Arabia.
- In May, Amadeus announced it had teamed with **Groupe Galeries Lafayette** to launch a new online travel portal in France later this year. This portal will enable French customers to purchase a wide variety of international and domestic travel products, in addition to offering related travel services such as news, reports and destination information.
- During the quarter **e-Travel**, the online travel solutions unit of Amadeus, strengthened its offering with the debut of **Planitgo Version 7**. With improved functionality and technical specifications over its predecessor version, Planitgo v7 is the most flexible Internet booking solution for travel suppliers and agencies looking to transact business successfully online.

1st Half 2002 Results

(For the six months ended 30 June 2002)

1st Half 2002 Financial Highlights (to 30 June 2002)

(in million EUR)	**H1 2002**	**H1 2001**	**Growth %**
Revenues	955.6	951.5	+0.4
EBITDA (1)	262.5	253.4	+3.6
Net income (excluding special items)	94.3	96.3	-2.2
Net income (including special items)	101.7	100.5	+1.2
Bookings (millions)	208.7	213.7	-2.3

(1) EBITDA = operating income + operating depreciation and amortisation.

During the first half ended 30 June 2002, **total revenue** was EUR 955.6m representing an increase of 0.4 per cent over the same period in 2001. Within this, first half **booking revenue** declined by 0.8 per cent or EUR 6.1m, compared with first six months of 2001. **Other revenue** increased by 5.7 per cent or EUR 10.2m during the first half of 2002, compared with the same period in the previous year.

Overall **bookings** for the first half ended 30 June 2002 were 208.7 million, a decrease of 2.3 per cent compared with the same half in 2001.

Operating expenses for the six months ended 30 June 2002 were EUR 776.8m, 0.6 per cent higher than the equivalent period in 2001.

Operating income for the first half 2002 was EUR 178.8m, a decrease of 0.4 per cent on the same period last year. **EBITDA** was EUR 262.5m representing an increase of 3.6 per cent over the first half in 2001.

Net income excluding special items for the six months to 30 June 2002 was EUR 94.3m, 2.2 per cent below the equivalent period in 2001.

Outlook

Amadeus is maintaining its forecast of 1.2 per cent growth in bookings for the year to 31 December 2002, despite the challenging market conditions which are expected to remain for the rest of the year. The company's earlier revenue target of EUR 1,842m for 2002 has been revised downwards to EUR 1,822m. This reflects the recent weakness of the US dollar which may continue for the remainder of the year. Target EBITDA remains EUR 458m for the current year.

-END-

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Amadeus Global Travel Distribution
Amadeus is the leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve 59,200 travel agency locations and more than 10,400 airline sales offices in over 200 markets worldwide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with 469 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 58,500 hotels, 50 car rental companies serving some 24,900 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

e-Travel, the e-commerce business unit of Amadeus and the global leader in online travel technology, provides the powerful booking engine behind the Web pages of 2,097 travel agencies, 173 corporate sites, 18 hotel sites and 128 web sites serving 39 airlines.

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. For the year ended 31 December 2001, the company reported revenues of EUR 1,785.1m and net income of EUR 132.7m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 3,950 employees worldwide.

Selected financial information and operating statistics
For the quarter ended 30 June, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 June, 2002 **Excluding Special Items**			For the quarter ended 30 June, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	474,554	469,247	1.1%	474,554	469,247	1.1%
Cost of sales	369,505	358,670	3.0%	369,505	358,670	3.0%
Selling, general and admin. expenses	20,222	24,998	(19.1%)	20,222	24,998	(19.1%)
Total operating expenses	389,727	383,668	1.6%	389,727	383,668	1.6%
Operating income	**84,827**	**85,579**	**(0.9%)**	**84,827**	**85,579**	**(0.9%)**
Other income (expense)						
Interest expense, net (4)	(2,837)	(5,155)	(45.0%)	(3,926)	(6,473)	(39.3%)
Exchange gains (losses) (4)	(1,389)	(582)	138.7%	(1,389)	(582)	138.7%
Other	5,121	(194)	(2739.7%)	5,291	8,404	(37.0%)
Income before income taxes	**85,722**	**79,648**	**7.6%**	**84,803**	**86,928**	**(2.4%)**
Income taxes	32,953	29,422	12.0%	32,632	31,970	2.1%
Income after taxes	**52,769**	**50,226**	**5.1%**	**52,171**	**54,958**	**(5.1%)**
Equity in income (losses) from associates	(7,114)	(8,435)	(15.7%)	(7,114)	(8,435)	(15.7%)
Net income	**45,655**	**41,791**	**9.2%**	**45,057**	**46,523**	**(3.2%)**
Other information						
Operating margin	17.9%	18.2%	(0.3 pp)	17.9%	18.2%	(0.3 pp)
EBITDA (1)	126,940	123,691	**2.6%**	126,940	123,691	**2.6%**
EBITDA margin	**26.7%**	**26.4%**	**0.3 pp**	**26.7%**	**26.4%**	**0.3 pp**
Goodwill amortization in Operating Expenses	3,165	3,262	(3.0%)	3,165	3,262	(3.0%)
Goodwill amortization in Associates (5)	4,591	4,260	7.8%	4,591	4,260	7.8%
Total Goodwill Amortization	**7,756**	**7,522**	**3.1%**	**7,756**	**7,522**	**3.1%**
Booking information by Category (2)						
Air bookings	95,113	94,367	0.8%	95,113	94,367	0.8%
Non air bookings	8,220	8,497	(3.3%)	8,220	8,497	(3.3%)
	103,333	**102,864**	**0.5%**	**103,333**	**102,864**	**0.5%**
Booking information by Region (2)						
North America (3)	10,197	12,933	(21.2%)	10,197	12,933	(21.2%)
Europe	66,815	66,085	1.1%	66,815	66,085	1.1%
Rest of the world (ROW)	26,321	23,846	10.4%	26,321	23,846	10.4%
	103,333	**102,864**	**0.5%**	**103,333**	**102,864**	**0.5%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.
(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.
(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

Selected financial information and operating statistics
For the six months period ended 30 June, 2002
(Expressed in thousands of EUROs unless indicated)

	For the six month period ended 30 June, 2002 **Excluding Special Items**			For the six month period ended 30 June, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	955,599	951,485	0.4%	955,599	951,485	0.4%
Cost of sales	742,099	723,829	2.5%	742,099	723,829	2.5%
Selling, general and admin. expenses	34,658	48,024	(27.8%)	34,658	48,024	(27.8%)
Total operating expenses	776,757	771,853	0.6%	776,757	771,853	0.6%
Operating income	**178,842**	**179,632**	**(0.4%)**	**178,842**	**179,632**	**(0.4%)**
Other income (expense)						
Interest expense, net (4)	(6,517)	(10,627)	(38.7%)	(8,487)	(13,445)	(36.9%)
Exchange gains (losses) (4)	(18)	(86)	(79.1%)	(18)	(86)	(79.1%)
Other	1,865	(359)	(619.5%)	15,306	8,846	73.0%
Income before income taxes	**174,172**	**168,560**	**3.3%**	**185,643**	**174,947**	**6.1%**
Income taxes	67,432	60,673	11.1%	71,455	62,909	13.6%
Income after taxes	**106,740**	**107,887**	**(1.1%)**	**114,188**	**112,038**	**1.9%**
Equity in income (losses) from associates	(12,476)	(11,551)	8.0%	(12,476)	(11,551)	8.0%
Net income	**94,264**	**96,336**	**(2.2%)**	**101,712**	**100,487**	**1.2%**
Other information						
Operating margin	18.7%	18.9%	(0.2 pp)	18.7%	18.9%	(0.2 pp)
EBITDA (1)	**262,462**	**253,358**	**3.6%**	**262,462**	**253,358**	**3.6%**
EBITDA margin	**27.5%**	**26.6%**	**0.9 pp**	**27.5%**	**26.6%**	**0.9 pp**
Goodwill amortization in Operating Expenses	6,493	6,427	1.0%	6,493	6,427	1.0%
Goodwill amortization in Associates (5)	9,011	8,257	9.1%	9,011	8,257	9.1%
Total Goodwill Amortization	**15,504**	**14,684**	**5.6%**	**15,504**	**14,684**	**5.6%**
Booking information by Category (2)						
Air bookings	192,401	197,182	(2.4%)	192,401	197,182	(2.4%)
Non air bookings	16,331	16,538	(1.3%)	16,331	16,538	(1.3%)
	208,732	**213,720**	**(2.3%)**	**208,732**	**213,720**	**(2.3%)**
Booking information by Region (2)						
North America (3)	21,052	26,588	(20.8%)	21,052	26,588	(20.8%)
Europe	137,035	139,713	(1.9%)	137,035	139,713	(1.9%)
Rest of the world (ROW)	50,645	47,419	6.8%	50,645	47,419	6.8%
	208,732	**213,720**	**(2.3%)**	**208,732**	**213,720**	**(2.3%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.
(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.
(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.